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                          May 16, 2024

       Stephen Uden, M.D.
       Chief Executive Officer
       Rallybio Corporation
       234 Church Street, Suite 1020
       New Haven, CT 06510

                                                        Re: Rallybio
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 10, 2024
                                                            File No. 333-279317

       Dear Stephen Uden:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Zachary Blume, Esq.